CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION
OF
INTERCLICK, INC.

interCLICK, Inc., a Delaware corporation (the “Company”), certifies that:

1.           At a meeting of the Board of Directors of the Company, resolutions were adopted authorizing the proposed amendment to the Company’s Certificate of Incorporation set forth herein (the “Charter Amendment”).

2.           Pursuant to a resolution of the Board of Directors, a meeting of the stockholders of the Company was called and held with proper notice and a quorum was present. At this meeting, the stockholders holding a majority of the outstanding stock entitled to vote thereon voted in favor of the Charter Amendment.  There is no other outstanding stock of the Company entitled to vote thereon as a class.

3.           The Charter Amendment was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

4.           The Certificate of Incorporation of the Company is amended as follows:

a.           The Article numbered “FOURTH:” is supplemented by adding the following at the end thereof:

D.  Reverse Stock Split. As of the close of business on October 23, 2009 (4:01 p.m. Eastern Daylight Time) (the “Reverse Split Date”), each share of common stock issued and outstanding immediately prior to the Reverse Split Date (referred to in this Section as the “Old Common Stock”) automatically and without any action on the part of the holder thereof will be reclassified and changed into one-half of a share of new common stock, par value $0.001 per share (referred to in this Section as the “New Common Stock”), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates that immediately prior to the Reverse Split Date represented outstanding shares of Old Common Stock (the “Old Certificates”) will be entitled to receive, upon surrender of such Old Certificates to the Company for cancellation, a certificate or certificates (the “New Certificate”, whether one or more) representing the number of whole shares (rounded up to the nearest whole share) of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Reverse Split Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued.  If more than one Old Certificate shall be surrendered at one time for the account of the same shareholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company determines that a holder of Old Certificates has not tendered all his, her or its certificates for exchange, the Company shall carry forward any fractional share until all certificates of that holder have been presented for exchange.  The Old Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer. From and after the Reverse Split Date, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be an amount equal to the product of the number of issued and outstanding shares of New Common Stock and the $0.001 par value of each such share.

5.  The Charter Amendment shall be effective at 4:01 p.m. Eastern Daylight Time on October 23, 2009.

Signature Page Attached

IN WITNESS WHEREOF, the undersigned has executed this amendment to the Certificate of Incorporation as of the 23rd day of October, 2009.

INTERCLICK, INC. By: /s/ Michael Mathews Michael Mathews, Chief Executive Officer